UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

5 January 2005

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the “Company”) to be held at 11:00 A.M., Israel time, on January 25, 2005, at the Company’s offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purposes of this meeting are to receive and consider the Auditors’Report, Directors Report and Financial Statements of the Company for the fiscal year ended December 31, 2003, to elect directors to the Company’s Board of Directors and to appoint auditors for the year 2005, as set forth in the accompanying Notice of Annual General Meeting and Proxy Statement. The Company’s Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those Shareholders who are able to be present at the shareholder meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two (2) business days prior to the meeting.

Thank you for your continued cooperation.

Very truly yours, Matthew Bronfman Chairman of the Board

Tel-Aviv, Israel
December 27, 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Notice is hereby given that an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the “Company”) will be held at 11:00 A.M., Israel time, on January 25, 2005, at the Company’s offices at 2 Amal Street, Rosh Ha’ayin, Israel in order to receive and consider the Auditors’ Report, Directors Report and Financial Statements of the Company for the fiscal year ended December 31, 2003, to elect directors to the Company’s Board of Directors and to appoint auditors for the year 2005.

        In addition, the Shareholders may consider and act upon such other business as may properly come before the shareholder meeting and any adjournment thereof.

        Shareholders of record at the close of business on December 20, 2004 are entitled to notice of, and to vote at, the shareholder meeting and any adjournment thereof. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the meeting may revoke their proxies in writing and vote their shares in person.

        Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company’s Register of Shareholders.

By Order of the Board of Directors, Matthew Bronfman Chairman of the Board

Tel-Aviv, Israel
December 27, 2004

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on January 25, 2005

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (“BONY”), of Blue Square – Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on January 25, 2005 at 11:00 A.M. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the General Meeting to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Auditors’ Report, the Directors Report and the Financial Statements of the Company for the fiscal year ended December 31, 2003;

2.	To elect directors to the Board of Directors of the Company; and

3.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2005; to authorize the Board of Directors, upon recommendation of the Audit Committee, to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2003.

        The Company currently is unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

        A form of proxy for use at the General Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

        The Board of Directors of the Company is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about December 27, 2004. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs.

        Only shareholders and ADR holders of record at the close of business on December 20, 2004 shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on December 20, 2004 the Company had outstanding 38,782,336 Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

        Each of the resolutions to be presented at the General Meeting requires the affirmative vote of at least a majority of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented.

        The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information, as of December 16, 2004, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group:

	Ordinary Shares Beneficially Owned
Directors, Officers and 5% Shareholders	Number of shares	Percent
Bronfman-Alon Ltd. (1) Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	29,999,993	77.35%
Directors and Officers of the Company as a group (consisting of 25 persons) (2)	0	0%

(1)     Bronfman-Alon Ltd. is owned 50% by each of the following:

    (i)        Alon Israel Oil Company Ltd., an Israeli-based fuel company, which is owned approximately 35% by the purchasing entities of kibbutzim in Israel, approximately 26% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd. (“Africa Israel”), a public company traded on the Tel Aviv Stock Exchange, and approximately 39% by Bielsol Investments (1987) Ltd. (“Bielsol”).  Mr. Lev Levayev is the controlling shareholder of Africa Israel.  Mr. David Wiessman and the Biran family are the controlling shareholders of Bielsol.

    (ii)        Bronfman-Fisher Investments Ltd., which is owned approximately 51% by Mr. Matthew Bronfman, 5.5% by Bronfman family trusts and approximately 43.5% by Mr. Yaakov Shalom Fisher.

(2)     Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Bronfman-Alon Ltd.

ITEM 1 – CONSIDERATION OF THE AUDITORS’ REPORT, DIRECTORS
REPORT AND FINANCIAL STATEMENTS

        At the General Meeting, the Auditors’ Report, the Directors Report and the Financial Statements of the Company for the fiscal year ended December 31, 2003 will be presented, reviewed and considered.

ITEM 2 – ELECTION OF DIRECTORS

        The Board of Directors has nominated the twelve (12) persons named and described below to be elected as directors, in addition to the Company’s two external directors, constituting the entire Board of Directors. All of the nominees currently serve as directors of the Company. The current shareholding of Bronfman-Alon Ltd. empowers it to elect all of the Company’s directors.

        Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees, to hold office until the next General Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

        The nominees to serve on the Board of Directors of Blue Square are:

Name	Age	Position
Matthew Bronfman	45	Chairman of the Board of Directors
David Wiessman	50	Deputy and Vice Chairman of the Board of Directors
Yitzhak Bader	58	Director
Yaakov Shalom Fisher	47	Director
Pinchas Cohen	53	Director
Shlomo Zohar	52	Director
Avraham Meron	65	Director
Davidi Marom	51	Director
Shlomo Even	47	Director
Ron Hadassi	39	Director
Merav Gold	40	Director
Elisha Eitani	55	Director

        Matthew Bronfman is currently managing director of ACI Capital American Fund, is Deputy and Vice Chairman of the Board of Bronfman-Alon, Deputy and Vice Chairman of the Board of our subsidiary, Blue Square Chain Investments & Properties Ltd. (“BSIP”), and is on the board of directors of Tweeter – Home Entertainment Group (TWTR). Mr. Bronfman is a member of the Compensation Committee of Blue Square.

        David Wiessman is currently the Chairman of the board of directors of BSIP. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and Dor Energy (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd. and Chairman of the Board of Bronfman-Alon, Alon U.S.A. Energy, Inc. and other companies. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

        Yitzhak Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the Board of Directors of Alon Israel Oil Company Ltd. and Dor Energy (1988) Ltd., and a director in Bronfman-Alon, BSIP, Dor Gas Ltd., Dor Alon Operating Service Stations Ltd., Pri-Gat Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

        Yaakov Shalom Fisher is currently President of Palace Candles Inc., a manufacturer and marketer of candles, aluminum and disposable products in Israel and in the United States, and a director in Bronfman-Alon and BSIP.

        Pinchas Cohen is currently Chief Executive Officer of Africa Israel Investments Ltd., a director in Bronfman-Alon and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd. and Alon U.S.A. Energy.

        Shlomo Zohar is a certified C.P.A. in Israel and has served for the last 25 years as C.P.A at Zohar, Zohar & Co. Mr. Zohar holds a B.A degree in Accounting and Business Administration from Bar-Ilan University and M.B.A. in Business Administration from McGill University in Canada. Mr. Zohar specified in the last years in the area of mergers &acquisitions in Israel and abroad.

        Avraham Meron is currently Chief Financial Officer of Africa Israel Investments Ltd., and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd., Alon Dor Operating Service Stations Ltd and other companies of Dor Alon Group and Alon U.S.A. Energy.

        Davidi Marom is currently CEO of Jordan Valley Economies and Zemach Leasing (1993) Ltd., and a director of Zemach Regional Industries-Jordan Valley Ltd., other Zemach affiliated entities, Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd., Alon Dor Operating Service Stations Ltd. and other companies.

        Shlomo Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd. and Alon Dor Operating Service Stations Ltd. and other companies. Mr. Even is a member of the Audit Committee of Blue Square.

        Ron Hadassi is currently an employee of Palace Group, a lecturer for banking and financing at the Interdisciplinary Center in Herzilya, a director in Bronfman-Alon, BSIP and one of its subsidiaries, and an external director in Na’aman Porzelon Ltd. and Bet Shemesh Engines Holdings Ltd. Mr. Hadassi is a member of the Audit Committee of Blue Square.

        Merav Gold is currently Chief Executive Officer of Palace Candles Inc., a director in Bronfman-Alon, an external director of Liberties Properties Ltd, and Vita Pri-Galil Ltd.

        Elisha Eitani is currently Chief Executive Officer of Hechal – Haner Ltd.

It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that Matthew Bronfman, David Wiessman, Yitzhak Bader, Yaakov Shalom Fisher, Pinchas Cohen, Shlomo Zohar, Avaraham Meron, Davidi Marom, Shlomo Even, Ron Hadassi, Merav Gold and Elisha Eitani be, and hereby are, each elected to hold office as a director of the company, in addition to the external directors of the company, David Vinshel and Zeev Vurembrand.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

Independent-External Directors

        Companies Law Requirements. Under the Israeli Companies Law, 1999 (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

        No person can serve as an external director if the person’s position or other business create, or may create, conflict of interests with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        External directors are elected by a majority vote at a shareholders’ meeting. The votes in favor of the election must include either (i) at least one- third of the votes of the shareholders attending and voting who are non controlling shareholders of the company, without taking abstentions into account or (ii) the total vote of such non controlling shareholders who vote against the election represent 1% or less of all of the voting rights in the company. External directors serve for a three year term, which may be renewed for only one additional three year term. External directors can be removed from office only by the same special majority vote of shareholders required to elect them, or by court order. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director, except the audit committee, which requires all external directors. An external director is entitled to compensation as provided in regulation adopted under the Companies Law and is otherwise prohibited from receiving any other compensation directly or indirectly, in connection with his service.

         David Vinshel and Zeev Vurembrand currently serve as the Company’s external directors.

        New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, the Company is required to have a minimum of three independent directors. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with the company or who has a direct business relationship with the company, unless the board of directors of the company determines that the business relationship does not interfere with such person’s independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company’s executives serves on that corporation’s compensation committee. See “- Audit Committee” below for a description of the changes to the independence standard under the New York Stock Exchange rules.

Audit Committee

        Companies Law Requirements. Under the Companies Law, a public company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

        New York Stock Exchange Requirements. Under the current NYSE rules, the Company is required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of an audit committee under NYSE rules include evaluating the independence of a company’s outside auditors.

        Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission (the “SEC”) has issued new rules that, among other things, require the New York Stock Exchange to impose independence requirements on each member of the audit committee. The New York Stock Exchange has adopted rules that would comply with the SEC’s requirements, and we are required to comply with the new audit committee requirements by no later than July 31, 2005.

        The requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

        The SEC has defined “affiliate” for non-investment companies as “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control”is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. The SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

        As of December 20, 2004, the members of the Audit Committee were David Vinshel, Zeev Vurembrand, Shlomo Even and Ron Hadassi.

ITEM 3 – APPOINTMENT OF AUDITORS

        Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been nominated by the Board of Directors of the Company for appointment as the auditors of the Company for the year ending December 31, 2005. Kesselman & Kesselman are the Company’s current auditors and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2005, and that the Board of Directors, upon recommendation of the Audit Committee be, and hereby is, authorized to determine the fees of the said auditors.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the proposed resolution.

OTHER BUSINESS

        Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Matthew Bronfman
Chairman of the Board
Dated: December 27, 2004